SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date July 29, 2008______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

Management Discussion & Analysis for the year ended March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: July 29, 2008

BIOTECH HOLDINGS LTD.

www.biotechltd.com

Management`s Discussion and Analysis

March 31, 2008 and 2007

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

Introduction

The management`s discussion and analysis ("MD&A) provides a detailed analysis of the financial condition and results of operations of Biotech Holdings Ltd. ("the Company") and compares 2008 financial results with those of the previous year. The MD&A should be read in conjunction with the Company`s annual Consolidated Financial Statements and related notes for the year ended March 31, 2008, which have been prepared in accordance with generally accepted accounting principles in Canada.

Additional information about the Company is available at www.sedar.com.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company`s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.

Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management`s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Management`s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with Canadian Generally Accepted Accounting Principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the financial statements. Management maintains a system of disclosure controls and procedures designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these controls and procedures and determined that they are appropriate and effective, and have so certified. In the current year, there has been no change in the Company`s internal control over financial reporting that has materially affected, or is likely to materially affect, the Company`s internal control over financial reporting.

The Board of Directors approves the financial statements and ensures that management has discharged its financial responsibilities. The Board`s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.1 Date

The effective date of this MD&A is July 20, 2008.

1.2 Overall Annual Performance

During the year ended March 31, 2008, the Company`s business focus continued to be on the development of the distribution of the Company`s Type II Diabetes drug variously known as DIAB II, Sucanon and Glucanin (hereinafter referred to as Sucanon). The Company`s business focus remains the development and distribution of Sucanon, particularly in Mexico and Latin America. Approval for the sale of the diabetes drug was received from Mexican regulatory authorities in November, 2003.

The following are highlights of the Company`s business during fiscal 2008:

April 12, 2007 - the Company announced that the Company has applied to the TSX Venture Exchange (the "Exchange") to replace 700,000 options that had expired and to issue new options. The grant was for a total of 5,034,000 options allocated among officers, directors, employees and consultants and had an exercise price of $.11 per share, vesting October 12, 2007 and expiring April 12, 2009.

May 30, 2007 - The Company reported that it had signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. Sucanon is already widely sold in Mexico.

The four additional markets - Colombia, Peru, Ecuador and Costa Rica - will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries.

Biotech will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to the Colombian company. The Colombian company will add country-specific external packaging for each of the different markets for which it is licensed and distribute to those markets.

Colombia, with approximately 44 million people, is the largest of these markets. The four markets have a combined population of approximately 90 million and are typified by high rates of Type II Diabetes, affecting approximately 15% of the adult population. . (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

June 1, 2007 - the Company reported that it launched a website, www.sucanonhealth.com, for internet sales of Sucanon, a Type II diabetes drug. Sucanon, which is broadly classed as an insulin-sensitizing drug, has been shown to be an effective and very safe treatment for Type II Diabetes, without the side-effects that are associated with several competing Type II Diabetes medications including the glitazone medications which are now the subject of a "black box" warning by the U.S. FDA.

June 21, 2007 - the Company reported that the Mexican Diabetes Federation gave Biotech`s "Sucanon" diabetes drug its support in an overview of diabetic drugs published in the May-June 2007 issue of Diabetes Hoy, the Diabetic Federation`s` scientific and medical magazine for doctors and other health professionals.

July 12, 2007 - the Company reported that it has filed a Material Change Report stating that the Company has changed auditors, from STS Partners ("STS") of Vancouver, B.C. to Cinnamon Jang Willoughby ("CJW") of Burnaby, B.C.

September 4, 2007 - The Company`s shares were halted on the TSX Venture Exchange pending clarification of Company affairs.

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.2 Overall Annual Performance (continued)

October 12, 2007 - the Board of Directors of the Company decided that it was in the best interest of the Company to apply to the Exchange to de-list its shares on a voluntary basis from the Exchange. As such, the Company has applied to the Exchange to de-list its shares on a voluntary basis from the Exchange in Canada while continuing trading of the Company`s shares on the Over the Counter Bulletin Board in the United States. The Company continues to report to and be accountable to the British Columbia Securities Commission, the Alberta Securities Commission and the U.S. Securities Exchange Commission.

October 15, 2007 - Ross Wilmot resigned as a Director of the Company.

October 25, 2007 - the Company announced that it signed an agreement with a private company based in El Salvador for marketing and distribution of its Sucanon Type II diabetes drug in four Central American countries, Guatemala, Honduras, Nicaragua and El Salvador. The four new markets targeted in connection with this agreement have a total population of approximately 33 million people, with an estimated 775,000 cases of Type II Diabetes in the region. The Central American markets will be served by Sucanon deliveries from the Company`s contract-packager, based in Mexico City. The distributor will co-ordinate its advertising in the Central American region with advertising arranged by Biotech`s office in Mexico. (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

November 26, 2007 - the Company announced that it signed an agreement with a private company for marketing and distribution of its Sucanon Type II diabetes drug in the United Arab Emirates (the UAE) including Dubai. (There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material).

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.10 per share, would vest October 31, 2008 and expire March 31, 2010.

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.3 Selected Annual Information

The following table provides financial data derived from the Company`s audited financial statements for each of the three most recently completed financial years ended March 31:
Fiscal year ended
March 31,	2008	2007	2006

Revenues	$ 370,419	$ 336,595	$ 482,840

Loss from continuing operations	(1,406,163)	(1,773,989)	(2,095,602)
Profit (loss) from discontinued operations	0	199,094	76,224
Net loss for the year	(1,406,163)	(1,534,895)	(2,019,378)

Loss per share	(0.02)	(0.02)	(0.02)

Total Assets	287,436	314,020	795,570

Long-term debt	224,343	224,343	224,343
Total liabilities	4,350,073	3,323,031	2,553,069

Shareholders` equity (deficiency)	(4,062,637)	(3,009,011)	(1,757,499)
Cash dividends declared per share	Nil	Nil	Nil

1.4 Results of Operations

Revenues from the sale of Sucanon in the year ended March 31, 2008 were $370,419 which resulted in a Gross Profit of $219,908. The revenues in the year ended March 31, 2007 were $336,595 and the Gross Profit was $224,847. Annual revenues increased by $33,824 or 10% over 2007 and the Gross Profit decreased by $4,939 or 2.2% over 2007.

There was a significant increase in the Canadian dollar against both Mexican peso and the US Dollar. The Company`s Mexican subsidiary reports in US dollars but had purchases and sales in Mexican pesos. The average exchange rate between the US Dollar and the Canadian dollar declined from $1.1388 in the year ended March 31, 2007 to $1.0330 in the year ended March 31, 2008 and the year end rate fell from $1.1559 to $1.0232. This factor was the most significant cause of the revenue decline. The Company shipped approximately 15% more packages of Sucanon in the year ended March 31, 2008 than in 2007. The Gross Profit declined in relation to Revenues because a significant portion of these expenses were incurred in Canada and were not cushioned by the Canadian dollars strengthening in relation to the peso and the US Dollar.

Operating expenses totaled $1,626,071 representing a $332,765 (17.0%) decrease from the $1,958,836 expenses incurred in the year ended March 31, 2007.

Amortization declined from $436,446 in 2007 to $12,772. Technology interests were fully amortized in 2007 which accounted for the $423,674 decline.

Interest expenses increased from $96,833 to $177,524 (83.3%) due to the increased borrowing from related parties that was required to finance the operations.

Stock based compensation increased from $283,383 to $351,677 (24.1%) in the year due to the options granted and fully vested in the year.

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.4 Results of Operations (continued)

Professional fees decreased from $112,800 to $68,912 because the 2007 amount includes the audit fees for 2006 plus a $50,000 accrual for the current audit.

Operating expenditures include $240,965 (2007 - $321,426) in product marketing costs.

The net loss for the year ended March 31, 2008 was $1,406,163 (2007: $1,534,895) and the loss per common share was $0.02 in 2008 and $0.02 in 2007.

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.5 Summary of Quarterly Results

The following table highlights the Company`s quarterly results from operations for the current and last fiscal year:
Quarter Ended	June 30, 07	Sept 30, 07	Dec 31, 07	Mar 31, 07	Total Year

Revenues	$ 104,906	$ 83,845	$ 95,008	$ 86,660	$ 370,419
Cost of Sales	33,273	30,031	38,844	48,363	150,511
Gross Profit	71,633	53,814	56,164	38,297	219,908
General, Administrative
and Selling Expenses	161,985	177,620	153,243	226,107	718,955
Amortization	3,193	3,193	3,193	3,193	12,772
Product Marketing Costs	60,596	43,885	71,457	65,027	240,965
Professional Fees	226	56,445	1,055	11,186	68,912
Interest Expense	37,487	42,134	46,376	51,527	177,524
Office rent, utilities & Maintenance	10,105	10,576	12,391	11,762	44,834
Stock-based compensation	189,204	215,203	35,868	(88,598)	351,677
Foreign Exchange	16,252	9,669	10,325	(25,814)	10,432
Total Operating Expenses	479,048	558,725	333,908	254,390	1,626,071
Loss from Operations	(407,415)	(504,911)	(277,744)	(216,093)	(1,406,163)
Profit (Loss) from Discontinued Operations	0	0	0	0	0
Loss for the period	$ (407,415)	$ (504,911)	$ (277,744)	$ (216,093)	$ (1,406,163)

Outstanding Common Shares	92,229,512	92,238,112	92,238,112	92,238,112	92,238,112
Loss per share	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.02)

Quarter Ended	June 30, 06	Sept 30, 06	Dec 31, 06	Mar 31, 07	Total Year

Revenues	$ 48,621	$ 22,881	$ 127,194	$137,899	$ 336,595
Cost of Sales	23,897	19,586	28,653	39,612	111,748
Gross Profit	24,724	3,295	98,541	98,287	224,847
General, Administrative
and Selling Expenses	126,114	160,805	146,977	198,067	631,963
Amortization	127,981	136,899	132,439	39,127	436,446
Product Marketing Costs	34,710	69,391	93,457	123,868	321,426
Professional Fees	14,767	45,626	143	52,264	112,800
Interest Expense	16,670	22,047	26,568	31,548	96,833
Office rent, utilities & Maintenance	15,084	17,117	15,003	15,293	62,497
Stock-based compensation	40,135	56,168	(30,338)	217,418	283,383
Foreign Exchange	5,854	23,204	(13,369)	(2,201)	13,488
Total Operating Expenses	381,315	531,257	370,880	675,384	1,958,836
Loss from Operations	(356,591)	(527,962)	(272,339)	(577,097)	(1,733,989)
Profit (Loss) from Discontinued Operations	0	0	0	199,094	199,094
Loss for the period	$ (356,591)	$ (527,962)	$ (272,339)	$ (378,003)	$ (1,534,895)

Outstanding Common Shares	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
Loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.02)

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.5 Summary of Quarterly Results (continued)

Discussion on the Quarterly Comparison Chart

Revenues from the sale of Sucanon in the year ended March 31, 2008 were $370,419 which resulted in a Gross Profit of $219,908. The revenues in the year ended March 31, 2007 were $336,595 and the Gross Profit was $224,847. Annual revenues increased by $33,824 or 10% over 2007 and the Gross Profit decreased by $4,939 or 2.2% over 2007.

There was a significant increase in the Canadian dollar against both Mexican peso and the US Dollar. The Company`s Mexican subsidiary reports in US dollars but had purchases and sales in Mexican pesos. The average exchange rate between the US Dollar and the Canadian dollar declined from $1.1388 in the year ended March 31, 2007 to $1.0330 in the year ended March 31, 2008 and the year end rate fell from $1.1559 to $1.0232. This factor was the most significant cause of the revenue decline. The Company shipped approximately 15% more packages of Sucanon in the year ended March 31, 2008 than in 2007. The Gross Profit declined in relation to Revenues because a significant portion of these expenses were incurred in Canada and were not cushioned by the Canadian dollars strengthening in relation to the peso and the US Dollar.

Operating expenses for the year ended March 31, 2008 totaled $1,596,071 representing a $362,767 (18.5%) decrease from the $1,958,836 expenses incurred in the year ended March 31, 2007. The expense categories with significant changes included:

Interest expense increased from $96,833 in 2007 to $177,524 or 83.3%. The increase was due to the increased borrowing from related parties that was required to finance the operations.

Stock based compensation increased from $283,383 to $351,677 an increase of $68,294 or 24.1% due to the options granted and fully vested in the year.

c. General, administrative and selling expenses together with Office rent and utilities increased from $694,460 to $763,789 ($69,329 or 10.0%) in the year. Salaries and benefits including sales commissions increased by $41,892 mainly due to increased staffing and sales commissions that occurred in the Mexico office.

Quarterly operating costs for the 8 quarters presented averaged $444,363. The operating costs for the quarters ended March 31, 2007 and September 30, 2007 were significantly higher than this average. Accrued audit fees of $50,000 in the quarter ended March 31, 2007, and $215,203 in Stock-based compensation in the quarter ended September 30, 2007 accounted for the majority of the above-average operating costs in those quarters.

1.6. Liquidity

The loss from operations for the year ended March 31, 2008 was $1,406,163 (2007: $1,733,989) and after adding back non-cash items, Operations used $767,357 (2007: $837,255). The $757,993 (2007: $793,616) increase in due to related parties provided financing to maintain operations. There were 8,600 (2007: Nil) shares issued during the 2008 fiscal year for $860.

The Company has incurred recurring operating losses and has an accumulated deficit of $32,636,331 and a Shareholders` Deficiency of $4,018,995 at March 31, 2008. These factors, among others, raise doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Mexico and Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

As at March 31, 2008, the Company had cash and deposits totaling $14,854.

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.7. Capital Resources

The Company has no major commitments for capital expenditures.

1.8. Off-Balance Transactions

The Company had no off-balance sheet arrangements in 2008, and does not presently have any such arrangements in place.

1.9. Related Party Transactions

Compensation:

The following expenses and transactions were incurred with non-arms length parties in the years ended March 31, 2008 and 2007:

	March 31, 2008	March 31, 2007

Management fees paid
to an officer/director	$144,000	$144,000
Salaries to Directors and Officers	183,540	173,481
Interest accrued on Notes
Payable to related parties	150,785	96,833
Services provided by companies
controlled by Directors	88,896	81,943

Note: The Company does not pay any cash compensation to directors in their capacity as directors.

Ongoing related party associations:

The Company has ongoing relationships with related parties that are controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley. These entities perform services for the Company including financing and are party to agreements with the Company as described in the 3 pages that follow.

Secured Debt controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:

Balance Mar 31, 2008

R Rieveley & Associates	$ 2,134,424
Wenroth Limited ("Wenroth")	16,690
InReg Corporation ("InReg")	119,041
Allburg Holdings ("Allburg")	144,591

The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

#20 Seabright Holdings Ltd. indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the Company`s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.9. Related Party Transactions (continued)

Transactions with Secured Creditors

In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

The Company retains the services of Mr. Rieveley through an employment agreement with his company, R Rieveley & Associates. Management Fees paid to R Rieveley and Associates in the year ended March 31, 2008 amounted to $144,000. During the year ended March 31, 2008 R Rieveley and Associates advanced $731,163 to the Company.

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company`s Type II diabetes drug Sucanon make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by Allburg and the 25% amount earned by the non-controlling interest will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

Other companies controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of March 31, 2008 the Company owed RCAR $322,271.

Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of March 31, 2008, the Company owed the private company $8,320.

First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the year ended March 31, 2008 totaled $51,247.

Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As March 31, 2008 the Company had no amounts owing to Penne.

Stock Options

The following table provides a list of stock options outstanding, granted, exercised and expired during the year ended March 31, 2007:

					----------------	Directors	& Officers	Only--------
Grant	Vest	Expiry	Option	Total	Directors	Expired or	Granted	Directors	Total
Date	Date	Date	Price	Outstanding	& Officers	Cancelled	in Year	& Officers	Outstanding
				31-Mar-07	Outstanding	in Year		Outstanding	31-Mar-08
					31-Mar-07			31-Mar-07
24-Nov-04	24-Apr-07	24-Mar-08	$ 0.550	1,190,000	900,000	900,000		0	0
22-Feb-06	22-Jun-06	22-Feb-08	$ 0.135	300,000	300,000	300,000		0	0
23-Jun-06	22-Oct-06	22-Jun-08	$ 0.160	896,000	560,000			560,000	896,000
23-Jun-06	22-Oct-06	22-Jun-08	$ 0.100	545,000	430,000			430,000	536,400
26-Jun-06	26-Oct-06	25-Jun-08	$ 0.100	300,000	300,000	300,000		0	0
23-Nov-06	23-Mar-07	23-Nov-08	$0.10 USD	275,000	0			0	275,000
12-Apr-07	12-Oct-07	12-Apr-09	$ 0.110	0		200,000	4,310,000	4,110,000	4,834,000
				3,506,000	2,490,000	1,700,000	4,310,000	5,100,000	6,541,400

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.9. Related Party Transactions (continued)

Outstanding Stock Options as at March 31, 2008:

Exercise Price	Expiry Date	Total Number	Directors &
			Officers	Employees	Consultants

$0.16	Jun 22, 2008	896,000	560,000	0	336,000
$0.10	Jun 22, 2008	536,400	430,000	40,000	66,400
$0.10 USD	Nov 22, 2008	275,000	0	275,000	0
$0.11	Apr 12, 2009	4,834,000	4,110,000	410,000	314,000

Total as at	Mar 31, 2007	6,541,400	5,100,000	725,000	716,400

A breakdown of outstanding options as at March 31, 2007 to Directors and Officers was as follows:
		23-Jun-06	23-Jun-06	12-Apr-07
Exercise Date		22-Oct-06	22-Oct-06	12-Oct-07
Expiry Date		22-Jun-08	22-Jun-08	12-Apr-09
Option Price		$0.16	$0.10	$0.11	Total

Cheryl Rieveley	Director	90,000	70,000	340,000	500,000
Gale Belding	Director	0	70,000	430,000	500,000
Johan de Rooy	Director	90,000	50,000	360,000	500,000
Robert Rieveley	Director & C.E.O.	190,000	150,000	2,660,000	3,000,000
Art Cowie	Director	0	50,000	150,000	200,000
Lorne Brown	C.F.O.	190,000	40,000	170,000	400,000

TOTAL		560,000	430,000	4,110,000	5,100,000

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.10 per share, would vest October 31, 2008 and expire March 31, 2010.

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the year ended March 31, 2008.

Outstanding Warrants to Purchase Common Shares as of March 31, 2008

No Warrants to purchase Common Shares were outstanding as at March 31, 2008.

.

1.10 Fourth Quarter

Revenues of $86,660 in the fourth quarter were $8,348 (8.8%) lower than the quarter ended December 31, 2007 and $51,239 (37.2%) lower than the March 31, 2007 quarter. In September 2006, the Company assumed the responsibility for the marketing of Sucanon in Mexico. As a result of this change sales increased with several new customers being added. The sales for the September and December 2006 quarters included several initial orders which, by their nature, are larger than regular monthly orders.

Operating expenditures in the fourth quarter totaled $254,390 which was significantly lower than any of the previous 7 quarters. There was a year-end audit adjustment which reduced the annual stock-based compensation expense $88,598 in the quarter. Technology interests were fully amortized the year ended March 31, 2007, resulting in amortization expense being significantly less than that of the 2007 fiscal year. The operating loss for the quarter ended March 31, 2008 was $216,093 which was the lowest of the previous 7 quarters.

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.11 Proposed Transactions

During the year, the Company signed distribution agreements with distributors in several countries and announced these signings in news releases as follows: May 30, 2007 - Colombia, Peru, Ecuador, Costa Rica; October 25, 2007 - El Salvador, Guatemala, Honduras, Nicaragua; November 26, 2007 - United Arab Emirates.

Each distributor has in the period since signing begun the process of obtaining regulatory approval in the jurisdictions covered by their agreements, as their agreements require.

It is not possible to know when regulatory approval will be received but given that each agreement includes a deadline for obtaining regulatory approval and placing an order within 18 month or less of the date of signing, the distributors are focused on meeting this requirement in order to preserve their distribution right.

1.12 Changes in Accounting Policies

There were no changes in accounting policies during the year ended March 31, 2008

Non-controlling interest

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe holds the marketing rights for the Company`s Type II Diabetes drug in countries other than Asian Countries. The 25% non-controlling interest in Smith Rothe is entitled to receive 25% of the marketing profits resulting from sales of the drug in non-Asian Countries. The 25% non-controlling interest is indirectly owned by a Director of the Company and the amount earned will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

1.13 Financial Instruments

The Company`s financial instruments consist of cash and cash equivalents, advances, accounts payable and accrued liabilities.

Unless otherwise noted, it is management`s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values

BIOTECH HOLDINGS LTD.

Management`s Discussion and Analysis

March 31, 2008 and 2007

1.14 Other Information

Outstanding Share Data

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. On March 31, 2007 there were 92,238,112 (2007: 92,229,512) common and 13,806,907 (2006: 13,806,907) preferred shares issued and outstanding.

The following table details the share transactions over the past two fiscal years.
	Number of	Amount	Number of	Amount
	Common		Convertible
	Shares		Preferred
			Shares

Balance March 31, 2006 and 2007	92,229,512	$25,733,318	13,806,907	$1,380,691

Common shares issued:
For cash -
by stock options exercised	8,600	860

Options exercised for which
stock-based compensation
was recorded		405

Balance March 31, 2008	92,238,112	$25,734,583	13,806,907	$1,380,691

As at March 31, 2008, the Company had the following stock options outstanding:
Exercise Price	Expiry Date	Total Number

$0.16	Jun 22, 2008	896,000
$0.10	Jun 22, 2008	536,400
$0.10 USD	Nov 23, 2008	275,000
$0.11	Apr 12, 2009	4,834,000

Total as at	Mar 31, 2008	6,541,400

Outstanding Warrants to Purchase Common Shares as of March 31, 2008

No common share warrants were outstanding on March 31, 2008.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on March 31, 2008